EXHIBIT 21.1

Name of	Jurisdiction of
Subsidiary	Incorporation

Breas Medical AB	Sweden

Marquest Medical Products, Inc.	Colorado

Sleep Services of America, Inc. (formerly, National Sleep Technologies, Inc.)	Pennsylvania

Stelex—The Validation Group, Inc. (formerly, The Validation Group, Inc.)	Pennsylvania

Vital Path, Inc.	Pennsylvania

Thomas Medical Products, Inc.	Pennsylvania

Vital Signs Limited	United Kingdom

Vital Signs MN, Inc.	Minnesota

Enginivity	Delaware

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